Mail Stop 4561

June 23, 2006

Glen E. Shipley
Chief Financial Officer and Secretary
Internet Commerce Corporation
6025 The Corners Parkway, Suite 100
Norcross, Georgia 30092

> **Re:** **Internet Commerce Corporation**
> **Registration Statement on Form S-3**
> **Filed June 2, 2006**
> **File No. 333-134705**
>
> **Current Report on Form 8-K filed May 12, 2006**
> **Current Report on Form 8-K/A filed June 5, 2006**
> **File No. 0-24996**

Dear Mr. Shipley:

We have limited our review of your filings to the matters addressed in the comments below. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1.   We note that the Form 8-K/A filed on June 5, 2006, indicates that you will include the pro forma financial information for Enable Corporation required by Item 9.01(b) within 71 days after the date the report initial current report was required to be filed. Please provide to the staff your analysis of the significance of this acquisition under Rule 3-05 of Regulation S-X. You should note that if the acquisition is sufficiently significant, financial information is required to be provided before effectiveness of the Form S-3. In this regard, be advised that Telephone Interpretation S.21 of the July 1997 CF Manual of Publicly Available Telephone Interpretations indicates that the offerings, including secondary offerings, that may proceed without financial statements of the acquired business, as used in the Instructions to Item 9.01 of Form 8-K, refers to offerings pursuant to effective registration statements but does not refer to registration statements that are not yet effective.

Selling Stockholders, page 10

2.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the shares to be offered for resale by the selling stockholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual. If any selling stockholders are wholly owned subsidiaries of widely-held entities subject to the periodic reporting requirements of the Exchange Act, you may revise to simply identify the reporting parent.

3.   In addition, please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. It appears that all selling stockholders acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services. Accordingly, if any selling stockholders are registered broker-dealers, they should be named as underwriters. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Where You Can Find More Information, page 12

4.   Please revise to update your incorporation by reference section to include the Form 8-K/A filed June 5, 2006, the Form 10-Q filed on June 12, 2006, and all other

documents required to be filed pursuant to Section 13(a) and 15(d) of the Exchange Act.

Part II

Undertakings

5. Rule 415 and the associated undertaking of Item 512(a) of Regulation S-K were recently amended. Revise to provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on your periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (404) 365-9532
Larry W. Shackelford, Esq.
Morris, Manning & Martin, LLP
Telephone: (404) 233-7000